================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------


                         Commission file number: 1-14315


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NCI 401(k) PROFIT SHARING PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  NCI BUILDING SYSTEMS, INC.
                                  10943 NORTH SAM HOUSTON PARKWAY WEST
                                  HOUSTON, TEXAS  77064

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



                         NCI 401(k) PROFIT SHARING PLAN


                                Table of Contents
Independent Auditors' Report.............................................................................1

Statement of Net Assets Available for Benefits...........................................................2

Statement of Changes in Net Assets Available for Benefits................................................3

Notes to Financial Statements..........................................................................4-8

Supplemental Schedules:..................................................................................9

      Schedule of Assets Held for Investment Purposes...................................................10

      Schedule of Reportable Transactions...............................................................11

                          INDEPENDENT AUDITORS' REPORT


Board of Trustees
NCI 401(k) Profit Sharing Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1999, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedules of (1) Assets Held for Investment Purposes and (2) Reportable Transactions are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the same auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                            /s/ KOLKHORST & KOLKHORST
                                            Kolkhorst & Kolkhorst



Houston, Texas
June 23, 2000

                         NCI 401(k) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1999 and 1998


                                     ASSETS

                                                             DECEMBER 31,
                                                      --------------------------
                                                          1999           1998
                                                      -----------    -----------
INVESTMENTS - at fair value                           $58,137,738    $31,080,108

CONTRIBUTIONS RECEIVABLE
     Employer Contribution                              1,912,230             --
     Participant Contributions                            158,680             --
                                                      -----------
                                                        2,070,910             --

CASH AND CASH EQUIVALENTS                                     446             --
                                                      -----------    -----------

TOTAL ASSETS                                           60,209,094     31,080,108

LIABILITIES
     Accounts Payable                                          --             --
                                                      -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                     $60,209,094    $31,080,108
                                                      ===========    ===========


     See independent auditors' report and accompanying notes to the financial statements.

                         NCI 401(k) PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1999

ADDITIONS TO NET ASSETS
     Contributions
             Employer                                             $   4,213,596
             Participant                                              6,351,524
             Rollovers                                                  689,939
                                                                  -------------
                   Total contributions                               11,255,059
                                                                  -------------

     Interest and dividend income                                       503,065
     Net unrealized appreciation (depreciation)
          of investments and net realized gain on
          sale of investments                                        (1,985,262)
                                                                  -------------
             Total earnings                                          (1,482,197)
                                                                  -------------

         TOTAL ADDITIONS                                              9,772,862
                                                                  -------------

DEDUCTIONS FROM NET ASSETS
     Benefits paid to terminated participants                        (3,498,055)
     Administrative/other expenses                                     (104,938)
                                                                  -------------

         TOTAL DEDUCTIONS                                            (3,602,993)
                                                                  -------------

NET INCREASE                                                          6,169,869
     Transfer from merged plans                                      22,959,117

NET ASSETS AVAILABLE FOR
     BENEFITS
          Beginning of year                                          31,080,108
                                                                  -------------

          End of year                                             $  60,209,094
                                                                  =============


     See independent auditors' report and accompanying notes to the financial statements.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

NOTE A - DESCRIPTION OF PLAN

The following description of NCI 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of NCI Building Systems, Inc. and its affiliates (Company) who have completed one year of service, six months of service, effective in 1999, and have attained the age of
18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent related amendments and revisions. Effective for 1998, the Plan changed plan trustee from Nations Bank, N.A. to American Express Trust Company.

Allocation Provision

Qualified participants may elect to defer a percent of their salary at each pay period. The amount of deferral may not exceed 15% of compensation for the plan year and must equal at least 1% of compensation. Elective deferrals may not exceed the amount determined by the IRS for the plan year.

Participants may direct that their contributions be invested in any of the Plan investment options.

Contributions

The Plan provides for a matching contribution on an equal basis to all participants, with a maximum Company Contribution. For the years ended December 31, 1999 and 1998, the Company made a matching contribution equal to 83 percent and 100 percent, respectively, of the participant's contribution, up to 6 percent of the participant's eligible compensation. The employer contribution totaled $ 4,213,596 and $2,427,687 for the years ended December 31, 1999 and 1998, respectively. The Company contribution is made entirely in Company stock.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, if any, and (b) Plan earnings, and
(c) forfeitures of terminated participants' nonvested accounts in excess of expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999


NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in the remainder of their accounts, as of 1999, is based on years of continuous service as follows:

       Years of Service                 Vested Percentage
       ----------------                 -----------------
Less than one year                               0%
One year                                        10%
Two years                                       20%
Three years                                     30%
Four years                                      40%
Five years                                      60%
Six years                                       80%
Seven or more years                            100%

Expenses

The Company has paid a premium to acquire a $10,000,000 fidelity bond and incurs expenses for administration, audit and tax return preparation for the Plan. The Plan may reimburse the Company for these expenses through the allocation of forfeitures.

Payment of Benefits

Subsequent to termination of service, a participant may request to receive payment either in a lump sum amount equal to the value of his or her vested account balance or to continue in the trust in such a manner as though the employee had not terminated his eligibility if the participant's account balance is greater than $5,000.

Disposition of Forfeitures

The Plan stipulates that forfeitures are used to reduce the Plan's normal administrative fees, and then should be treated as additional discretionary matching contributions for the plan year in which the forfeitures occur.

Investment Options

The Plan offers nine investment options in which the employees may elect to participate. Eight of the options are mutual funds, and the ninth option is the NCI Company Stock Fund. The Company's matching contribution is made in Company Stock.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Plan assets are stated at fair market value. If available, quoted market prices are used to value investments.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants' account and bear interest at prevailing market rates.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - INVESTMENTS

The Plan's investments are held by a financial services company-administered trust fund. The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

Investments at fair value as determined by quoted market price:

                                                                     December 31,
                                                             -----------------------------
                                                                 1999            1998
                                                             -------------   -------------
American Express Trust Income Fund II                        $   8,368,106   $   1,664,922
AXP Bond Fund                                                    1,859,466         880,890
Founders Balanced Fund                                           1,600,319       1,415,043
AXP Blue Chip Advantage Fund                                     8,615,205         337,139
Janus Worldwide Fund                                             2,151,778         338,331
Neuberger & Berman Partners Trust                                  437,061         243,128
Baron Asset Fund                                                   615,251         385,762
AXP Growth Fund                                                  8,492,646       3,296,957
NCI Common Stock Fund                                           16,355,887      21,061,732
Money Market Fund                                                  349,515         205,918
Loan Fund                                                        3,337,298       1,250,286
Investment Contract with Aetna, # 005417, matures 10/23/03       5,955,206              --
                                                             -------------   -------------
                                                             $  58,137,738   $  31,080,108
                                                             =============   =============


Investments in the NCI Common Stock Fund are both participant and nonparticipant directed.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

NOTE C - INVESTMENTS (CONTINUED)

Changes in the NCI Common Stock Fund for the year ended December 31, 1999 are as follows:

Contributions received                                              $ 3,562,182
Benefits paid to participants                                          (876,648)
Transfers to participant directed investments                          (232,097)
Participant loan activity                                              (198,747)
Participant forfeitures                                                (206,813)
Net depreciation                                                     (6,753,722)
                                                                    -----------
                                                                    $(4,705,845)
                                                                    ===========

NOTE D - PLAN TERMINATION

Although the Company has expressed no such intention, the Plan can be terminated at the Company's election. In the event of Plan termination, all Plan benefits would become 100 percent vested and payable to the participants.

NOTE E- TAX STATUS

The Plan obtained its latest determination letter on December 28, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

NOTE F- MERGED PLAN AND INVESTMENT CONTRACT WITH INSURANCE COMPANY

During the year ended December 31, 1999, the assets of a profit sharing plan for a company purchased by NCI Building Systems, Inc was merged into the Company's Plan. The net assets transferred to the Plan totaled $22,959,117.

In connection with this transaction, the Plan has obtained a benefit-response investment contract with Aetna Insurance Company. Aetna maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Aetna. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract has a fixed, guaranteed net interest rate of 5.55%.

The Plan does not allow participants to make any additional contributions to this investment contract.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As Of June 23, 2000, the Plan has not filed Form 5500.

                             SUPPLEMENTAL SCHEDULES

                         NCI 401(k) PROFIT SHARING PLAN
                              FINANCIAL STATEMENTS
                                December 31, 1999

Item 27a - Schedule of Assets Held for Investments Purposes for the Year Ended December 31, 1999


  (a)               (b)                                           (c)                            (d)                (e)

             Identity of Issue                              Description of                      Cost              Current
             Borrower, Lessor,                       Including Maturity date, Rate                                 Value
              or Similar Party                       of Interest, Collateral, Par
                                                           or Maturity Value
          American Express Trust Income Fund II            Mutual Fund                       $ 8,137,764       $ 8,368,106
                   AXP Bond Fund                           Mutual Fund                         1,951,429         1,859,466
               Founders Balanced Fund                      Mutual Fund                         1,799,728         1,600,319
            AXP Blue Chip Advantage Fund                   Mutual Fund                         8,234,870         8,615,205
               Janus Worldwide Fund                        Mutual Fund                         1,534,938         2,151,778
          Neuberger & Berman Partners Trust                Mutual Fund                           458,091           437,061
                 Baron Asset Fund                          Mutual Fund                           566,536           615,251
                  AXP Growth Fund                          Mutual Fund                         6,375,657         8,492,646
                    Loan Fund                         Participant Promissory notes             3,337,298         3,337,298
             NCI Common Stock Fund                    Qualified Employer Securities           14,325,190        16,355,887
        Investment Contract with Aetna, # 005417    Investment Contract, matures 10/23/03      5,955,206         5,955,206
               Money Market Fund                           Mutual Fund                           349,515           349,515
                                                                                             -----------       -----------
                                                                                             $53,026,222       $58,137,738
                                                                                             ===========       ===========

                         NCI 401(k) PROFIT SHARING PLAN
                              FINANCIAL STATEMENTS
                          Year ended December 31, 1999


Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1999


  (a)                 (b)                        (c)      (d)      (e)       (f)        (g)              (h)              (i)

Identity           Description                Purchase  Selling   Lease    Expense    Cost of       Current Value      Net Gain
of Party            of Assets                   Price    Price   Expense  Incurred     Asset            of
Involved                                                                                              Assets on         (Loss)
                                                                                                     Transaction
                                                                                                        Date
                    AXP Growth Fund                                       $         $ 2,071,592      $ 2,071,592    $         --
              AXP Blue Chip Advantage Fund                                            7,370,277        7,370,277              --
                 NCI Common Stock Fund                                                2,427,696        2,427,696              --
                 NCI Common Stock Fund                                                2,420,194        2,420,194              --
                  Investment Contract                                                 5,689,172        5,689,172              --
         American Express Trust Income Fund II                                        5,689,172        5,689,172              --
                   Money Market Fund                                                  2,420,194        2,420,194              --
                   Money Market Fund                                                  2,427,696        2,427,696              --
                       Loan Fund                                                      3,616,308        3,616,308              --
                     AXP Bond Fund                                                    3,472,099        3,417,268         (54,831)
                    AXP Growth Fund                                                   5,015,062        5,293,250         278,188
              AXP Blue Chip Advantage Fund                                           11,185,952       11,311,738         125,786
                  Janus Worldwide Fund                                                2,249,339        2,321,887          72,548
                 NCI Common Stock Fund                                     14,361    13,614,276       15,696,617       2,082,341
         American Express Trust Income Fund II                                       19,899,244       20,096,427         197,183
                   Money Market Fund                                                 29,102,585       29,102,585              --

There were no category (iv) reportable transactions during the year ended December 31, 1999.

                                   SIGNATURES

             The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         NCI BUILDING SYSTEMS INC.
                                         (AS ADMINISTRATOR OF THE NCI 401(k)
                                         PROFIT SHARING PLAN)



      DATE:  June 28, 2000               By: /s/ Robert J. Medlock
                                             ----------------------------------
                                             Robert J. Medlock
                                             Executive Vice President and Chief
                                             Financial Officer

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION OF EXHIBIT
-------                  ----------------------
 23.1                    Consent of Independent Auditors